BUYRITECLUB CORP.
                              5100 WEST COPANS ROAD
                                    SUITE 810
                                MARGATE, FL 33063
                                TEL:954-599-3672
                                FAX: 954-974-5720

December 19, 2008
H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Washington DC 20549

Re: BuyRiteClub Corp. Registration Statement on Form S-1/Amendment No 1 File # 333-154931

Dear Mr. Owings:

Pursuant to your letter dated November 26, 2008, the following is our responses and answers. We have enclosed a marked up version and keyed our answers for your review.

GENERAL
-------

Question:

    1. In the forepart of your registration statement, please check the box indicating that the securities being registered are to be offered on a delayed or continuous basis pursuant to Rule 415, or tell us why it is not appropriate to do so.

Answer:

    1. We have marked the box indicating that the securities being registered are offered pursuant Rule 415.

Question:

    2. We note your reference in your financial statements on page F-13, to related party transactions acquiring the intellectual property. Please revise your prospectus to generally discus this transaction as part of your history, identifying the parties involved and the manner in which the purchase price was determined.

Answer:

    2. We have better defined the history and manner of the acquisition of the intellectual property (www.buyriteclub.com) under the caption "Description of Property" as follows:

On September 15, 2008, the company issued 9,000,000 shares of common stock to twenty one (21) shareholders for the purchase of the web site www.buyriteclub.com as produced and developed including all rights, title and interest. The 9,000,000 shares issued by the company as part of the organizational efforts, are as follows:

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

NAME                   SHARES      PURPOSE
--------------------------------------------------------------------------------

Judith Adelstein (1)   6,300,000   Issued in connection with the organization of
                                   the company and the development of the
                                   proprietary domain

Tammi Shnider (2)      1,260,000   Issued in connection with the organization of
                                   the company and the development of the
                                   proprietary domain

16 Investors (3)       1,440,000   Issued for contributed services, ideas and
                                   concepts related to the domain.
                       ---------
                       9,000,000
                       =========

(1) Our sole officer and director
(2) The independent daughter of our sole officer and director, including a gift of shares to 3 minor children.
(3) 16 individuals that participated in the development of the concept including, but not limited to providing services.

OUTSIDE FRONT COVER PAGE
------------------------

Question:

    3. Please state prominently on the front cover page of your prospectus that your auditors have issued a going concern opinion.

Answer:

    3. We have stated prominently on the front cover of our prospectus that our auditors have issued a going concern opinion as follows:

THERE IS SUBSTANTIAL UNCERTAINTY ABOUT THE ABILITY OF BUYRITE CLUB CORP. TO CONTINUE ITS OPERATIONS AS A GOING CONCERN. THE AUDITORS HAVE EXPRESSED AN OPINION THAT SUBSTANTIAL DOUBT EXISTS AS TO WHETHER BUYRITE CLUB CORP. CAN CONTINUE AS AN ONGOING BUSINESS. ACCORDINGLY, THE AUDITORS ISSUED A "GOING CONCERN OPINION" AT SEPTEMBER 30, 2008.

Question:

    4. It appears you have filed a cover page on page one, followed by a portion of Form S- I on page two, followed by a different cover page on page three. Please revise or advise. See Items one and two of Form S- l for further information.

Answer:

    4.  We revised as your comment suggested.

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

LIQUIDITY AND CAPITAL RESOURCES, PAGE 23
----------------------------------------

Question:

    5. We note your statement that you issued 9,000,000 shares of common stock, "for the purchase of the web site ... including all rights, title and interest for cash proceeds of $0.001 per share." Please revise to clarify the terms of the transaction. Particularly, whether the 9,000,000 shares were issued in exchange for the website, or whether the shares were issued in exchange for cash. If issued in exchange for cash, please state the aggregate amount of cash received in exchange for the 9,000,000 shares. If the issuance of the 9,000,000 shares was for the purchase of the website, please explain why 6,300,000 of those shares were issued to your sole officer and director.

Answer:

    5. We have noted your comment and changed the prospectus to include the following:

        The development and production of our concept of a private membership club offering savings to individual members as they acquired purchases through the over 700 merchants and over 100 gift cards, took the efforts of 18 individuals for a period of approximately 9 months. The major organizers were Judith Adelstein, our sole officer and director, and Tammi Shnider, the daughter of Judith Adelstein. Together, they utilized the services and efforts of seventeen (17) other individuals of which Steven Adelstein acted as nominee. On September 15, 2008, it was decided and negotiated that the total concept and intellectual properties produced and developed were to be acquired by our company. Accordingly, the company acquired all rights, title and interest to the intellectual properties for $9,000 for the issuance of 9,000,000 shares at $.001 per share.

        Additionally, we have disclosed the issuance of shares and better explained as suggested.

PRINCIPAL STOCKHOLDERS, PAGE 28
-------------------------------

Question:

    6. The chart showing stock ownership indicates that Judith Adelstein and Tammi Shnider will each own 12,000,000 shares after the offering. As it appears the company will only have 12,000,000 shares issued and outstanding, please revise or advise us.

Answer:

    6.  We have changed and revised the chart to reflect the correct shares.

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

RECENT SALES OF UNREGISTERED SECURITIES, PAGE II-1
--------------------------------------------------

Question:

    7. Please revise to indicate the exemption from registration claimed with respect to the September 2008 offering and state briefly the facts relied upon to make the exemption available. See tem 701 of Regulation S-K.

Answer:

    7. We have changed the prospectus to disclose that we have subsequently filed, pursuant to Rule 504, under Regulation D, for the shares we issued in September, 2008, for the acquisition of the intellectual property (www.buyriteclub.com).

EXHIBITS, PAGE II-1
-------------------

Question:

    8. Please file as an exhibit the form of the subscription agreement used in connection with the September 2008 private offering of the shares of the company's common stock.

Answer:

    8. We have filed as exhibit 10.4 the subscription agreement and that was used with the private offering in September 2008.

Question:

    9. Please file as an exhibit an opinion of counsel as to the legality of the securities being registered. Please see Item 601 of Regulation S-K.

Answer:

    9.  The legal opinion is filed by amendment in the exhibit 5.1

ITEM 17, UNDERTAKINGS, PAGE II-3
--------------------------------

Question:

    10. Please revise your undertakings to match the language set forth in Item 512 of Regulation S-K. Also, it appears you have included undertakings applicable to an offering that relies on RULE 430A. As it does not appear you are relying on Rule 430A, please revise this section to include the applicable undertakings. Please see Item 512 of Regulation S-K.

Answer:

    10. We have revised this section to include the applicable undertakings.

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

Exhibit 10.3
------------

Question:

    11. We now that the Agreement for Purchase filed as Exhibit 10.3 gives Steven Adelstein the right to receive common shares of Buyrite at $.001, a price that is one-tenth the offering price. Although the transaction appears to have closed with W. Adelstein being paid in cash, please disclose the potential for dilution in the appropriate place in your prospectus if W. Adelstein retains any rights to receive common stock under this agreement. In this regard, please reconcile with the disclosure in Note 6 to the financial statements which indicates the payment consisted of the company's common shares.

Answer:

    11. The agreement for purchase, as filed in exhibit 3, was for the acquisition of the intellectual property (all rights, title and interest) of www.buyriteclub.com between the company and Steven Adelstein, nominee. There were sixteen (16) individuals as represented by Steven Adelstein and 2 other individuals (Judith Adelstein, our sole office and director and her independent daughter, Tammi Schnider), which were not represented in the negotiations by Steven Adelstein. On September 15, 2008, the company issued 9,000,000 shares for the acquisition of the intellectual properties to 21 individuals including 3 minor-aged children. The individuals represented by Steven Adelstein as nominee, were issued a total of 1,440,000 shares representing a 16% ownership and the balance were issued to Judith Adelstein (70%) and Tammi Shnider (14%). We disclosed these events in the prospectus.

Question:

    12. The Addendum to Exhibit 10.3 appears to be filed with the wrong agreement as it discloses a profit-sharing agreement, apparently with BSP Rewards. Please disclose this profit sharing arrangement in the appropriate place in your prospectus indicating whether it is a related party and re-file the Addendum with the correct agreement Answer: 12.

Answer:

    12. The following will attempt to better explain the exhibits as filed.

        Exhibit 10.1: This exhibit is between our company and BSP Rewards Inc., an independent 3rd party contractor. BSP Rewards Inc. provides our company with the merchants and gift cards for a percentage as collected. In other words, when a consumer acquires products from our merchants through our club membership, the consumer saves a percentage of the purchase and BSP Rewards Inc. is paid a percentage from us as collected from the total discount that the merchants and gift card merchants remit to the company. Additionally, BSP Rewards provides the company with back office tracking and accounting as the consumer buys products through our merchants and gift card vendors. There is no profit sharing distribution agreement, but rather a split of the earnings as collected.

        Please note that the exhibit filed as addendum to exhibit 10.3 was filed in the wrong location and in essence was an addendum to exhibit 10.1. This addendum defines the commissions to be paid if in fact we obtain specific products for sale to consumers. We feel our membership club could attract distinct products for us to represent for sale to the consumer and therefore this addendum defines the commissions and earnings to be distributed. This addendum is not a profit-sharing agreement, but rather a commission agreement as earnings are collected.

        Exhibit 10.3: This exhibit is the agreement for the sale of the intellectual properties (www.buyriteclub.com) to the company as represented by Steven Adelstein, trustee, for the sellers. We disclosed this agreement in several areas of the prospectus.

The undersigned registrant acknowledges that:

        o Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

        o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

        o The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned also acknowledges to the Staff its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended.

        If you need additional information, please do not hesitate to contact me at your convenience,

Sincerely,

/s/ Judith Adelstein
Judith Adelstein, Chairman, President, Secretary and CFO of BuyRite Club Corp.

CC: Ramin Olson
    Staff Attorney
    Division of Corporate Finance

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